Mail Stop 4561
via fax (305) 531-1274

January 28, 2009

Russell Smith, III
Chief Executive Officer
Ensurapet, Inc.
540 West Golden Circle
Suite 304
Santa Ana, CA 92705

>   **Re: Ensurapet, Inc.**
>   **Form 10-K and Forms 10-K/A for the Year Ended December 31, 2007**
>   **Filed on April 24, 2008 and April 25, 2008, October 30, 2008, December**
>   **18, 2008 and January 20, 2009, respectively**
>   **File No. 000-52279**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief